Exhibit 99.1

New Frontier Health Corporation Announces First Quarter 2020 Financial Results

New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare (“UFH"), today announced its unaudited financial results for the first quarter ended March 31, 2020.

Financial and Operating Highlights1

All comparisons made on a year-over-year (“yoy”) basis.2

For the Quarter Ended March 31, 2020:

•	Revenue decreased by 25.4% to RMB430.9 million from RMB577.4 million due to decreased patient volume, as non-emergency services were postponed or cancelled a result of the COVID-19 pandemic.

•	Net loss increased to RMB168.6 million from RMB45.7 million, resulting mainly from the revenue decline and increased finance costs.

•	Adjusted EBITDA (before IFRS 16 adoption)[3] decreased to RMB(67.7) million from RMB30.9 million primarily due to the impact on revenue from COVID-19.

•	Tier 1 Operating Assets: revenue decreased by 30.6% yoy to RMB301.9 million from RMB435.1 million, and Adjusted EBITDA (before IFRS 16 adoption) decreased by 79.3% to RMB22.9 million from RMB110.5 million, due to a decline in patient volume due to the COVID-19 pandemic.

•	Tier 2 Operating and Other Assets: revenue decreased by 26.9% yoy to RMB63.6 million from RMB87.0 million, and Adjusted EBITDA (before IFRS 16 adoption) decreased to RMB(11.5) million from RMB0.4 million, due to a decrease in patient volume as a result of the COVID-19 epidemic.

•	Expansion Assets: Revenue increased by 18.1% yoy to RMB65.4 million from RMB55.4 million due to the continued ramp-up of the new hospitals in Guangzhou and Pudong, Shanghai despite the impacts of the COVID-19 pandemic, and Adjusted EBITDA (before IFRS 16 adoption) increased by 2.2% yoy to RMB(42.6) million from RMB(43.6) million.

•	Outpatient visits decreased by 41.0% yoy to 89,463 from 151,551.

•	Inpatient admissions decreased by 20.7% yoy to 2,056 from 2,594.

•	Bed utilization rate* decreased to 32.7% from 36.1%.

•	ASP: outpatient ASP increased by 9% and inpatient ASP increased by 13% yoy as a result of an increase in the number of higher acuity services provided at our facilities, as less urgent services were postponed due to the pandemic.

* Bed utilization is calculated based on the weighted average maximum bed capacity for the period.

Mr. Antony Leung, Chairman of NFH, commented, “The first quarter of 2020 was challenging for many due to the effects of the COVID-19 pandemic. Our business was negatively impacted as a result of a decrease in our patient volume, but we continued to make progress in pursuing our strategic growth. We have seen sustained week to week revenue recovery starting in the end of February and expect our business to return to normal soon. In the meantime, our team has been working tirelessly to manage our corporate overhead and cash flow in order to drive operational efficiencies in light of the challenging environment and, at the same time, to ensure that our frontline staff and facilities continue to have the resources to protect our patients and to pursue new growth initiatives. We remain optimistic about the progress and direction of the Company and that we will emerge from this pandemic as a stronger platform.”

Ms. Roberta Lipson, Chief Executive Officer of NFH and founder of UFH, added, “Despite the impact of COVID-19, we saw a new category of first time patients entering our network who we expect to retain as loyal customers. Some of these patients entered through our new on-line consultation platforms and subsequently converted to hospital appointments, and others came for treatment of serious diseases including stroke and cancer, having not achieved access at their traditional public providers. Despite the COVID-19 interruptions, we were also able to continue to execute on our long-term growth strategy by resuming construction work in our new Beijing hospital, and progressing in the design and licensing for our new Shenzhen hospital.

1 As a result of the adoption of International Financial Reporting Standard 16 (“IFRS 16”), effective January 1, 2019, related lease expenses have been reflected in depreciation and amortization expenses and finance costs. Segment revenue and Adjusted EBITDA (before IFRS 16 adoption) are presented for the purposes of comparison with prior years. The financial statements have been translated into United States dollars for convenience purposes at a rate of RMB7.0808 to US$1.00, the exchange rate on March 31, 2020, set forth in the H.10 statistical release of the Federal Reserve Board.

2 The Company acquired UFH in a business combination that closed on December 18, 2019. The financial results for the quarter ended March 31, 2019 presented herein are those of the Company’s wholly owned subsidiary, Healthy Harmony Holdings, L.P. (the “Predecessor”), while the financial results for the quarter ended March 31, 2020, presented herein are those of the combined Company (the “Successor”).

3 Adjusted EBITDA (before IFRS 16 adoption) is a non-IFRS performance measure. See “Non-IFRS Financial Measures” for a reconciliation of Adjusted EBITDA to its most comparable financial measure calculated in accordance with IFRS.

“During the quarter, we initiated some changes at our corporate headquarters with the goal of reducing costs related to salary and benefits, as well as those related to general administrative expenses, which we expect will result in future and ongoing cost savings. We also received some relief and incentives from local governments. Starting in the end of February, we began to see sustained recovery of our patient volumes, and as our business continues to return to normal growth, we remain focused on network efficiency, expansion asset ramp-up, and core market facility and service development. We are committed to delivering long-term value through growth in patient volume, service offerings, and our network.”

Key Operating Metrics

For management purposes, the Company is organized into business units based on the category and stage of development of the Company’s healthcare facilities and geographic locations, and has three reportable operating segments as follows:

(a) Tier 1 Operating Assets: the existing general healthcare facilities located in tier 1 cities in China, such as Beijing United Family Hospital (“BJU”) and Shanghai United Family Hospital (“PXU”), and their associated clinics.

(b) Tier 2 Operating and Other Assets: the existing general healthcare facilities located in tier 2 cities in China, such as Tianjin United Family Hospital (“TJU”), Qingdao United Family Hospital (“QDU”), and other assets, such as a Beijing United Family Rehabilitation Hospital (“Rehab”) and other clinic assets.

(c) Expansion Assets: the facilities recently opened or about to open including Shanghai Xincheng United Family Hospital (“PDU”), Guangzhou United Family Hospital (“GZU”), and Beijing Jingbei Women and Children’s United Family Hospital (“DTU”).

	1Q19		1Q20		Y-o-Y Change %
	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission	Outpatient Volume	Inpatient Admission
Tier 1 Operating Assets	114,913	1,687	63,696	1,244	-44.6%	-26.3%
Tier 2 Operating and Other Assets	21,139	616	12,564	451	-40.6%	-26.8%
Operating Assets(1)	136,052	2,303	76,260	1,695	-43.9%	-26.4%
Expansion Assets(2)	15,499	291	13,203	361	-14.8%	24.1%
Total UFH	151,551	2,594	89,463	2,056	-41.0%	-20.7%

(1)	Operating Assets (Tier 1 and Tier 2): The decline of outpatient volume was primarily due to the COVID-19 pandemic, as patients postponed or cancelled non-emergency medical services. In addition, the Chinese Government implemented various preventive measures during the pandemic that impacted the Company’s hospital and clinic operations. Such measures included: 1) the temporary closing of non-emergency departments, including dentistry and dermatology; 2) the temporary suspension of vaccine services; 3) daily limitations on volume for certain specialties to ensure social distancing; and 4) the closing of certain of the Company’s and outpatient clinics in February. Inpatient volume was also impacted as the Company was encouraged to delay non-emergency/elective procedures.
(2)	Expansion Assets: PDU and GZU saw continued ramp-up in inpatient volume driven by their OBGYN, postpartum care, pediatric, family medicine, surgeries, and other services. Outpatient volume declined yoy due to the COVID-19 pandemic.

First Quarter 2020 Results (RMB mm)

Revenue		1Q19	1Q20	Y-o-y Change %
	Tier 1 Operating Assets (1)	435.1	301.9	-30.6%
	Tier 2 Operating and Other Assets (3)	87.0	63.6	-26.9%
	Operating Assets(4)	522.0	365.5	-30.0%
	Expansion Assets(5)	55.4	65.4	18.1%
Total		577.4	430.9	-25.4%

(1)	Tier 1 Operating Assets: Revenue of UFH’s tier 1 facilities and their associated clinics decreased by 30.6% yoy due to a decline in patient volume because of COVID-19. However, the Company’s oncology services revenue grew 40% yoy because its facilities were viewed by patients as safer and more accessible than public hospitals for their treatments.
(2)	Tier 2 operating and other assets: Revenue from UFH’s tier 2 facilities and other assets, as a group, declined 26.9% yoy due to a drop in patient volume as a result of COVID-19.
(3)	Total Operating Assets as a group declined 30.0% yoy.
(4)	Expansion Assets: UFH’s GZU and PDU were formally launched, with complete practicing licenses[4], in the fourth quarter of 2018. As a result of a strong ramp-up, driven by increased brand recognition and new patient uptake at GZU and PDU, revenue for UFH’s expansion assets, as a group, increased from RMB55.4 million in the first quarter of 2019 to RMB65.4 million in the first quarter of 2020. GZU recorded revenue growth of 11.9% yoy and PDU 20.1% yoy.

First Quarter 2020 Results (RMB mm)
Adjusted EBITDA (before IFRS 16 adoption)

	1Q19	1Q20	Y-o-Y Change %
Adjusted EBITDA (before IFRS 16 adoption)
Tier 1 Operating Assets(1)	110.5	22.9	-79.3%
Tier 2 Operating and Other Assets(2)	0.4	-11.5	-2964.8%
Operating Assets(3)	110.9	11.3	-89.8%
Expansion Assets(4)	-43.6	-42.6	2.2%
Unallocated costs(5)	-36.4	-36.4	0.2%
Total Adjusted EBITDA (before IFRS 16 adoption)(5)	30.9	-67.7	-319.0%

(1)	Tier 1 Operating Assets: As a result of the impacts of COVID-19, BJU, PXU, and their associated clinics (together, “Tier 1 operating assets”) achieved Adjusted EBITDA (before IFRS 16 adoption) decrease of 79.3% yoy in the first quarter of 2020.
(2)	Tier 2 Operating and Other Assets: TJU, Rehab, QDU, and other clinics in Tier 2 cities achieved Adjusted EBITDA of RMB(11.5) million in the first quarter of 2020, compared to RMB0.4 million in the first quarter of 2019, due to the decrease in patient volume.
(3)	Total Operating Assets: UFH’s operating assets, as a group, achieved Adjusted EBITDA (before IFRS 16 adoption) decrease of 89.8% yoy as of March 31, 2020, to RMB11.3 million.
(4)	Expansion Assets: Expansion assets, as a group, experienced an increase in total Adjusted EBITDA (before IFRS 16 adoption) from RMB(43.6) million in the first quarter of 2019 to RMB(42.6) million in the same period of 2020. UFH is currently overseeing the planning and renovation of the Shenzhen hospital, and is in return receiving a branding/management fee.
(5)	Total Adjusted EBITDA (before IFRS 16 adoption) for the first quarter of 2020 was RMB(67.7) million compared to RMB30.9 million in the prior year period.

4 Complete practicing licenses means after receiving the formal approval of practicing license for medical institutions and obstetrics operating license.

5 Unallocated costs are related to corporate headquarter expenses including C-level Executives, shared services including IT, central purchasing, HR, etc.

FINANCIAL RESULTS

Unaudited First Quarter 2020 Results

Revenue was RMB430.9 million ($60.9 million) in the first quarter, representing a decrease of 25.4% yoy from RMB577.4 million in the first quarter of 2019. The decrease primarily resulted from a decline in patient volume as patients postponed or cancelled non-emergency medical services due to the impact of COVID-19.

•	Tier 1 Operating Assets: revenue decreased by 30.6% yoy to RMB301.9 million from RMB435.1 million, and Adjusted EBITDA (before IFRS 16 adoption) decreased by 79.3% to RMB22.9 million from RMB110.5 million, due to the decline in patient volume caused by the COVID-19 outbreak.

•	Tier 2 Operating and Other Assets: revenue decreased by 26.9% yoy to RMB63.6 million from RMB87.0 million and Adjusted EBITDA (before IFRS 16 adoption) decreased to RMB(11.5) million from RMB0.4 million due to impact of COVID-19.

•	Expansion Assets: revenue increased by 18.1% yoy to RMB65.4 million from RMB55.4 million due to the continued ramp-up of expansion assets, and Adjusted EBITDA (before IFRS 16 adoption) increased by 2.2% yoy to RMB(42.6) million from RMB(43.6) million.

Operating expenses were RMB559.2 million ($79.0 million) in the first quarter, representing a decrease of 4.0% yoy from RMB582.8 million.

•	Salaries, wages and benefits expenses decreased 6.9% yoy to RMB304.2 million from RMB326.6 million due to the reduction in social insurance and benefits expenses as a result of government policy changes during the pandemic. The majority of the cost cutting initiatives were conducted during the second quarter of 2020 and will be reflected in the financials of the coming quarters.

•	Supplies and purchased medical services expenses decreased 18.8% yoy to RMB75.5 million from RMB93.0 million, mainly attributable to decreased usage due to the decline in patient volume, and was partially offset by increased purchases of personal protective equipment and implementation of new infection control measures during the pandemic.

•	Depreciation and amortization expenses increased 29.2% yoy to RMB108.1 million from RMB83.6 million primarily due to fair value appreciation of plant and equipment, contracts with insurers related to the business combination, and full depreciation of the newly expanded PXU facility in the first quarter of 2020.

•	Lease and rental expenses decreased 33.2% yoy to RMB2.3 million from RMB3.4 million primarily due to the termination of certain office rentals for the old PXU facility.

•	Impairment of trade receivables decreased 12.9% yoy to RMB4.0 million from RMB4.6 million primarily due to better collection rates over the past year.

•	Other operating expenses decreased 9.0% yoy to RMB65.1 million from RMB71.6 million mainly due to the decrease in fees payable to certain of the Company’s Chinese partners, which resulted from a recognized loss in the first quarter of fiscal 2020.

As a result of the above, loss from operations in the first quarter of fiscal 2020 was RMB128.3 million ($18.1 million) compared to loss from operations of RMB5.3 million ($0.8 million) in the prior year period. Loss before income taxes in the first quarter of fiscal 2020 was RMB175.8 million ($24.8 million) compared to loss before income taxes of RMB27.6 million ($3.9 million) in the prior year period. Net loss in the first quarter of 2020 was RMB168.6 million ($23.8 million) compared to net loss of RMB45.7 million ($6.4 million) in the prior year period. Increased losses in the first quarter of fiscal 2020 mainly resulted from the revenue decline caused by the epidemic and increased finance costs as a result of the Company's new Senior Secured Term Loan in an aggregate principal amount of RMB2,094.6 million (i.e., the RMB equivalent of US$300 million).

As of March 31, 2020, the Company had RMB1,438.3 million ($203.1 million) in cash and cash equivalents and restricted cash. Cash used for operating activities were RMB237.0 million ($33.5 million), cash used for investing activities were RMB14.6 million ($2.1 million), and cash used for financing activities were RMB53.1 million ($7.5 million).

RECONCILIATON OF NON-IFRS FINANCIAL MEASURES

(RMB mm)

	For the three months ended March 31,
	2019	2020

Net loss	(46)	(169)
Less: Finance income	(1)	-
Add: Finance costs	35	72
Less: Other gains	(12)	(17)
Less: Other income,net	-	(7)
Add: Income tax expense/(benefit)	18	(7)
Operating loss	(6)	(128)
Add: Share-based compensation	3	3
Add: Depreciation and amortization	84	108
Add: Discontinued monitoring fee payable to Fosun Pharma and TPG	1	-
Add: Transaction costs-insurance amortization	-	1
Adjusted EBITDA	82	(16)
Less: Lease expense adjustments as a result of IFRS 16 adoption	(51)	(52)
Adjusted EBITDA (before IFRS 16 adoption)[6]	31	(68)

	For the three months ended March 31, 2020
	Operating assets Tier 1	Operating assets - Tier 2 and other assets	Expansion assets	Total

Segment results	44	(6)	(20)	18
Less: Segment lease expense adjustment as a result of adoption of IFRS 16	(21)	(5)	(23)	(49)
Less: Unallocated costs				(37)
Adjusted EBITDA (before IFRS 16 Adoption)	23	(11)	(43)	(68)
Add: Lease expense adjustment as a result of adoption of IFRS 16				52
Adjusted EBITDA				(16)
Less: Share-based compensation				(3)
Less: Depreciation and amortization				(108)
Less: Transaction costs - insurance amortization				(1)
Operating loss				(128)
Add: Finance income				-
Less: Finance expense				(72)
Add: Other gains				17
Add: Other income				7
Add: Income tax benefit				7
Net loss				(169)

RECENT DEVELOPMENTS

COVID-19 Impacts

Pre COVID-19 Status: In the first 20 days of January 2020, the Company was performing in line with expectations on both a revenue and EBITDA basis, supported by strong growth in inpatient services. The total number of inpatient days during this period increased by 20% yoy, and each of the Company’s business segments achieved double-digit growth. The total number of surgical procedures completed during this period also increased significantly by 43% yoy with over 320 procedures performed, including a significant number of high acuity complex cases.

COVID-19 Impacts: As discussed above, the Company’s business has been significantly impacted by the COVID-19 pandemic, with outpatient volume and inpatient admissions dropping 58% yoy and 19% yoy, respectively, in February. The decrease in volume was largely a result of the countrywide shutdown of businesses and movement across China due to the pandemic. In addition, various government preventive measures also had negative impacts on the Company’s business, including 1) temporary suspensions of certain non-emergency services such as dentistry and temporary closure of a number of outpatient clinics, 2) increased border controls, which resulted in fewer expatriate patients, and 3) temporary suspension of multi-site practice for physicians in a number of cities. As of the date of this release, most of these restrictions, with the exception of the border control measures, have begun to be lifted or have been removed altogether.

6 Adjusted EBITDA loss (before IFRS 16 adoption) was approximately RMB67.7 million when restoring rent expense under IAS 17 with the amount of RMB52.3 million for the first quarter of fiscal 2020 and Adjusted EBITDA (before IFRS 16 adoption) was RMB30.9 million when restoring rent expense under IAS 17 with the amount of RMB51.3 million for the first quarter of fiscal 2019.

Recovery Status: Despite the challenges experienced in the first quarter of 2020, the Company has seen positive signs of increasing patient confidence as demand for its services return. This is evidenced by a steady week-over-week increase in outpatient visits and inpatient admissions in the Company’s hospitals and clinics since the third week of February. Most of China’s largest cities (except for Beijing) began lifting most of their restrictive measures starting in March. Excluding the Company’s facilities in Beijing, by the last week of April, the Company had achieved 87% of revenue as compared to the same week in 2019. The Beijing city government had lowered its emergency response levels and released most of its corresponding travel restrictions by the end of April. As a result, by the third week of May, the Company, including its Beijing operations, had achieved over 93% of revenue as compared to the same week in 2019. Despite slower recovery in the number of its expatriate patients, the Company has seen healthy recovery and growth from Chinese patients.

The Company expects the recovery trend to continue and to resume year-over-year revenue growth in the coming months, barring reemergence of widespread contagion of COVID-19 in China.

Online Consultations

During the pandemic, the Company launched a new online and telephone consultation service covering 30 specialties to the general public. Since the launch of the services in February, a total of nearly 5,000 online consultations were conducted, out of which approximately 30% of the patients were new patients following their on line consultation, and approximately 8% of these online patients have already made in-person follow up appointments to visit UFH physician. In addition, the offline revisit rate for those returning patients have reached approximately 185% in May. The Company intends to continue to expand its online consultation services and expects that this service will enable it to provide seamless online-offline medical services to its patients.

Since February, the Company has given more than 300 online public health talks through live-broadcasting video platforms hosted by various facilities covering topics from COVID-19 impact on mental health to cancer care. The public health talks have cumulatively reached approximately 17 million people. Through these online and telephone programs and consultations, the Company has remained engaged with its current patients while introducing a broader array of customers to its high quality services.

Significant Development in Oncology and Other Higher Acuity Specialties

During the pandemic, the government imposed strict measures on public hospitals, which have since reduced the number of available appointments, suspended elective surgeries, and reduced bed capacity at such facilities. Due to concerns of potential COVID-19 infection risks and reduced capacity at public hospitals, new patients have been drawn to the Company’s facilities, particularly for its higher acuity specialties. Revenue at its Beijing oncology center grew significantly during the COVID-19 outbreak with net revenue increasing by 39% yoy and volume of new treatment patients (including both chemo and radiotherapy) increasing by 92% yoy. External physicians from various other hospitals and clinics have increasingly referred patients to our facilities for procedures and treatment, resulting in a 106% yoy increase in terms of patient referrals, demonstrating the reputation and technical capability of our facilities.

COVID-19 PCR and Antibody Testing Capabilities

As one of the most recognized private premium healthcare providers in China, many of our facilities have been approved to provide COVID-19 polymerase chain reaction (“PCR”) tests and COVID-19 antibody tests to patients on site and for group testing for corporate and school partners at their work sites or campuses. The Company has provided PCR tests and antibody tests to more than 5,000 patients as of the date of this release and has generated roughly RMB1 million in revenue from these tests. The Company is currently in discussions with a number of Fortune 500 companies with operations in China to provide COVID-19 testing to their employees and, in some cases, to their customers, which could potentially generate additional revenue and attract new patients to the Company’s network.

Cost Saving Initiatives

Corporate Headquarters: Starting in the second quarter, the Company’s corporate headquarters has begun a restructuring process aimed at increasing administrative and operating efficiencies, which is expected to result in run rate cost savings through permanent headcount reductions. In this process, the Company expects to reduce administrative headcount by approximately 28% at corporate headquarters, or approximately 50 positions in total, through position elimination and attrition. Through headcount reduction, our corporate headquarters is expected to have a run-rate cost savings of approximately RMB26 million per annum.

In addition to headcount reductions, the senior management team of the Company took a voluntary pay reduction ranging from 20% to more than 30% for the remainder of 2020.

Further, SG&A expenses have also been reduced by approximately RMB9 million, or 24%, for 2020 compared to 2019 as a result of headquarters cost reviews and reduced travel, communication and other expenses.

Factoring in the headcount reduction, salary reduction, and SG&A reduction, our corporate headquarters is expected to save approximately RMB29 million for the 2020 fiscal year compared to 2019 after taking into consideration one-time severance costs and partial-year impacts from cost initiatives conducted during the year.

Going forward, management is expected to manage and review corporate overhead annually with a zero based budgeting approach.

Hospital Facilities: Starting in February, the Company has taken various measures to reduce overall costs for the 2020 fiscal year, including Company-wide hiring and salary freezes (except for front-line revenue generating clinicians), strict travel and training policies, and detailed review of outsourced services, supplies, utilities, and other expenses. However, the Company has refrained from headcount reduction at its hospital facilities considering the volume recovery trend and future growth roadmap.

The Chinese government has also offered support to businesses that were affected by COVID-19 in the form of incentives from the government social insurance program. NFH availed itself of these incentives where available and appropriate. In addition, the Company has been able to negotiate preferential fees and reduced rental terms with some of its long-established vendors

Factoring all the cost saving initiatives at the market level (in addition to the cost savings at the corporate headquarters), the Company is expected to save RMB80-120 million at the facility level in 2020 compared to 2019.

Appointment of New Member of the Board and Chairman of Audit Committee

The Board of Directors (the “Board”) of the Company appointed Mr. Lawrence Chia as an independent director and as the Chairman of the Audit Committee, effective March 31, 2020.

Mr. Lawrence Chia is currently the chief executive officer of the Samling Group of Companies, which has businesses in automobiles, properties, timber, infrastructure, oil palm, oil, and gas, with operations in a number of countries globally. Prior to joining Samling, Lawrence was previously the chief executive officer of Deloitte China, and was on the Deloitte Touche Tohmatsu Limited (DTTL) Executive Committee based in New York and the DTTL Asia Pacific Executive Committee based in Hong Kong. He also serves as an Independent Non-Executive Director of BC Technology Group Limited, a publicly listed company on the Hong Kong Stock Exchange. Mr. Lawrence is a Chartered Accountant of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants.

The appointment of Mr. Chia reflects the Company’s commitment to ensuring that the Board has a broad mix of skills and perspectives. The Company looks forward to benefiting from Mr. Chia’s expertise as it continues to make progress on its long-term strategic growth.

Other Initiatives

Protecting Staff and Patients: Protecting its staff and patients has always been the top priority of the Company. In the wake of the COVID-19 pandemic, the Company has utilized its global supply chain network to source over RMB6 million for Q1 in personal protective equipment (“PPE”) for its front line medical staff. As a result, the Company has ensured that all of its frontline staff had — and will continue to have — adequate PPE throughout the pandemic. In addition, the Company anticipates that its efforts will ensure that it has adequate PPE reserves for the foreseeable future. The Company has also taken various initiatives to safeguard the safety of its staff and patients, including mandatory 14-day quarantines for all staff (including physicians and nurses) returning to work from other cities, establishing flexible work arrangements, requiring temperature checks and taking travel histories before entering any of its facilities, and providing epidemic control education and training to all staff members.

As of the date of this press release, the Company has had no confirmed cases of COVID-19 among its staff or patients, and its quarantine and hygiene policies have enabled it to maintain adequate levels of staffing throughout its facilities while ensuring safety.

Charity: In the first quarter of 2020, NFH raised funds from New Frontier Group, the investment group that sponsored the entity that created NFH, as well as from several strategic partners, and leveraged its global supply chain network to send urgently needed medical supplies to Leishenshan Hospital, Zhongnan Hospital of Wuhan University, and other institutions at the front lines of the fight against COVID-19 in Wuhan. The donation of medical equipment and consumables included 39 ICU ventilators with 750 breathing circuits and 32 breathing masks, 155,000 pairs of medical examination gloves, 50,000 N95 masks, 40,000 surgical masks, 3,960 goggles, and 185 reusable face shields. These medical supplies were sourced from across China and around the globe by the Company’s experienced supply chain team and were shipped directly to the recipient hospitals.

BUSINESS OUTLOOK

The beginning of 2020 was challenging for all industries in China due to the outbreak of the novel coronavirus. As a result of the impact of the coronavirus outbreak, the Company has lowered its expectations for growth in the second quarter of 2020. Based on current market and operating conditions, the Company expects revenues to decrease by 15% to 18% as compared to the second quarter of 2019. As the restrictions imposed as a result of COVID-19 continue to be lifted, including opening of domestic travel and possibility of limited open borders, the Company has experienced positive patient volume trends in April and May, which it believes may continue. As the overall epidemic situation continues to improve in China, the Company hopes to return to more normalized growth volumes by the summer. This forecast reflects the Company’s current and preliminary views, which are subject to change.

CONFERENCE CALL

A conference call and webcast to discuss New Frontier Healthcare’s financial results and guidance will be held at 8:00 a.m. U.S. Eastern Time on Wednesday, May 27, 2020 (or Wednesday, May 27, 2020, at 8:00 pm Beijing Time). Interested parties may listen to the conference call by dialing numbers below:

United States: 1-877-407-0789

International: 1-201-689-8562

China Domestic: 86 400 120 2840

Hong Kong: 800 965 561

Conference ID: 13704117

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volume

The replay will be accessible through June 3, 2020, by dialing the following numbers:

United States: 1-844-512-2921

International: 1-412-317-6671

Replay PIN: 13704117

The webcast will be available on the Company’s investor relations website at www.nfh.com.cn and will be archived on the site shortly after the call has concluded. A presentation to accompany the call will also be available for download on the website.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Forward-Looking Statements

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, NFH’s ability to address the effects of the COVID-19 pandemic; NFH’s ability to manage patient inflows; and NFH’s ability to prevent the spread of COVID-19 within its facilities; NFH’s ability to grow its business manage its growth; the benefits and synergies of the business combination it completed in December 2019, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting NFH. These forward-looking statements are not guarantees of future results and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. For a discussion of such risks, please refer to NFH’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2020 and NFH’s subsequent filings with the SEC. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures

The discussion and analysis includes certain measures, including Adjusted EBITDA (before IFRS 16 adoption), which have not been prepared in accordance with IFRS. This measure does not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. This measure should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. We use this measure to evaluate our operating results and for financial and operational decision-making purposes. We believe that Adjusted EBITDA is helpful in comparing our performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance, and in identifying underlying operating results and trends.

Adjusted EBITDA (before IFRS 16 adoption), is calculated as net loss plus (i) depreciation and amortization, (ii) finance expense/(income), (iii) other gains or losses, (iv) other expenses (such as share based compensation), (v) provision for income taxes, as further adjusted for (vi) certain monitoring fees paid to certain shareholders prior to the Business Combination, (vii) lease expense adjustments as a result of adoption of IFRS 16, and (viii) transaction costs (such as insurance amortization). UFH adopted IFRS 16 on January 1, 2019, and recognized lease liabilities and corresponding “right-of-use” assets for all applicable leases, and recognized interest expense accrued on the outstanding balance of the lease liabilities and depreciation of right-of-use assets. As a result, the adoption of IFRS 16 caused depreciation and amortization and finance costs to increase in 2019, and excluded all applicable lease expenses in Adjusted EBITDA. For ease of comparison to prior periods, the Company eliminated the impact of IFRS 16 on Adjusted EBITDA.

Please see the table captioned “Reconciliations of non-IFRS Financial Measures.”

Exchange Rate Information

The translations from Renminbi to U.S. dollars included in the financial statements and elsewhere in this press release have been included for purposes of convenience were made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020.

Contacts

Media
Wenjing Liu
Tel: +86-186-1151-5796
Email: liu.wenjing@ufh.com.cn

Investors
Harry Chang
Tel: +852-9822-1806
Email: harry@new-frontier.com

ICR, LLC
William Zima/Rose Zu
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com/rose.zu@icrinc.com

Source: New Frontier Health Corporation

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands)

	Predecessor	Successor
	For the three months ended March 31, 2019	For the three months ended March 31, 2020
	RMB	RMB	US$

Revenues	577,444	430,943	60,861
Operating expenses
Salaries, wages and benefits	(326,584)	(304,192)	(42,960)
Supplies and purchased medical services	(92,968)	(75,493)	(10,662)
Depreciation and amortization expense	(83,635)	(108,086)	(15,265)
Lease and rental expenses	(3,383)	(2,261)	(319)
Bad debt expense	(4,626)	(4,029)	(569)
Other operating expenses	(71,592)	(65,133)	(9,199)
Expense total	(582,788)	(559,194)	(78,974)
Operating loss	(5,344)	(128,251)	(18,113)
Finance income	528	418	59
Finance costs	(34,618)	(72,367)	(10,220)
Foreign currency gain	11,830	17,353	2,451
Other income, net	44	7,066	998
Loss before income taxes	(27,560)	(175,781)	(24,825)
Income tax (expense)/benefit	(18,145)	7,209	1,018
Loss for the period	(45,705)	(168,572)	(23,807)
Attributable to
Equity holders of the parent	(37,962)	(160,170)	(22,620)
Non-controlling interests	(7,743)	(8,402)	(1,187)

Loss per share attributed to ordinary equity holders of the parent
Basic		(1.22)	(0.17)
Diluted		(1.22)	(0.17)

Other comprehensive loss
Items to be reclassified to profit or loss in subsequent periods (net of tax):
Currency translation differences	(9,174)	(9,995)	(1,412)
Other comprehensive loss	(9,174)	(9,995)	(1,412)

Comprehensive loss for the period	(54,879)	(178,567)	(25,219)

Comprehensive loss attributable to
Equity holders of the parent	(47,136)	(170,165)	(24,032)
Non-controlling interests	(7,743)	(8,402)	(1,187)

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands)

	December 31, 2019 (Audited)	March 31, 2020
	RMB	RMB	US$
Non-current assets
Plant and equipment	1,962,781	1,915,406	270,507
Goodwill	6,056,253	6,056,253	855,306
Intangible assets	2,584,893	2,570,034	362,958
Right-of-use assets	1,773,007	1,751,052	247,296
Deferred tax assets	59,001	64,581	9,121
Restricted cash	350	350	49
Other non-current assets	106,121	103,551	14,624
Total non-current assets	12,542,406	12,461,227	1,759,861
Current assets
Inventories	56,592	63,221	8,929
Trade receivable	215,376	179,465	25,345
Due from related parties	66,923	5,237	740
Prepayments and other current assets	38,323	41,173	5,815
Restricted cash	376,715	382,659	54,042
Cash and cash equivalents	1,353,300	1,055,301	149,037
Total current assets	2,107,229	1,727,056	243,908
TOTAL ASSETS	14,649,635	14,188,283	2,003,769
Current liabilities
Trade payables	99,082	104,606	14,773
Contract liabilities	270,196	273,569	38,635
Accrued expenses and other current liabilities	882,158	608,846	85,985
Due to related parties	4,045	3,923	554
Tax payable	15,278	13,927	1,967
Long-term borrowings	400,325	410,365	57,955
Lease liabilities	90,521	90,452	12,774
Total current liabilities	1,761,605	1,505,688	212,643
NET CURRENT ASSETS	345,624	221,368	31,265
TOTAL ASSETS LESS CURRENT LIABILITIES	12,888,030	12,682,595	1,791,126
Non-current liabilities
Long-term borrowings	2,060,933	2,061,763	291,177
Contract liabilities	67,873	53,019	7,488
Deferred tax liabilities	681,715	677,446	95,674
Lease liabilities	1,661,182	1,650,193	233,052
Other long-term liabilities	9,358	9,253	1,307
Total non-current liabilities	4,481,061	4,451,674	628,698
Net assets	8,406,969	8,230,921	1,162,428
EQUITY
Equity attributable to the equity holders of the Company
Ordinary shares	91	91	13
Capital surplus	8,430,405	8,432,925	1,190,957
Translation reserves	6,302	(3,693)	(522)
Accumulated deficit	(265,618)	(425,788)	(60,133)
	8,171,180	8,003,535	1,130,315
Non-controlling interests	235,789	227,386	32,113
Total equity	8,406,969	8,230,921	1,162,428

NEW FRONTIER HEALTH CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	Predecessor	Successor
	For the three months ended March 31, 2019	For the three months ended March 31, 2020
Cash generated from (used for):	RMB	RMB	US$
Operating activities	103,917	(237,016)	(33,473)
Investing activities	(150,755)	(14,630)	(2,066)
Financing activities	(57,995)	(53,095)	(7,498)
Net decrease in cash and cash equivalents	(104,833)	(304,741)	(43,037)